

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 20, 2016

Robert K. Ortberg
Chief Executive Officer
Rockwell Collins, Inc.
400 Collins Road NE
Cedar Rapids, IA 52498

> **Re: Rockwell Collins, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 23, 2016**
> **File No. 333-214774**

Dear Mr. Ortberg:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of the "board books" and any other materials provided to the boards and management of Rockwell Collins and B/E Aerospace in connection with the proposed transaction, including all presentations made by financial advisors.

Questions and Answers about the Merger and the Special Meetings, page 5

How do I vote, page 9

2. Please confirm your understanding of the applicability of Exchange Act Rule 14a-13 to this transaction and tell us when you intend to furnish the proxy statement to the intermediaries relative to the meeting date. Please allow sufficient time when setting the record and

meeting dates, filing the definitive versions of the documents, and mailing broker inquiries pursuant to Rule 14a-13 to permit compliance with applicable timing restrictions.

The Transaction, page 17

3. Please revise the disclosure in this section to briefly state the percentage of the combined company that each of Rockwell Collins and B/E Aerospace stockholders will control following the merger.

Treatment of B/E Aerospace's Existing Debt, page 25

4. Please expand this section to quantify the total amount of debt that the merged company will have, including both the debt assumed from B/E Aerospace and the additional debt related to funding the cash portion of the merger consideration.

Comparative Per Share Data, page 39

5. Please revise to explain the columns labeled "pro forma combined" and "equivalent basis pro forma combined."

Risk Factors, page 44

6. Please tell us what consideration you gave to including a risk factor discussing a potential conflict of interest stemming from J.P. Morgan's extensive involvement in various financing arrangements for both Rockwell Collins and B/E Aerospace during the two years preceding the proposed merger.

The merger could result in significant liability to Rockwell Collins and B/E Aerospace if the merger causes the KLX spin-off to fail to qualify for the KLX spin-off tax treatment, page 49

7. Please expand the first paragraph of this risk factor to provide more information about the reasons that the merger could cause the KLX spin-off to fail to qualify for spin-off tax treatment. To the extent possible, quantify the tax liabilities that B/E Aerospace and its stockholders had at the time of the spin-off and what additional liabilities they might experience if the merger causes the KLX spin-off to fail to qualify for the KLX spin-off tax treatment.

Risks Relating to the Combined Company after Completion of the Merger, page 49

The combined company may be unable to successfully integrate the businesses of Rockwell Collins and B/E Aerospace and realize the anticipated benefits of the merger, page 49

8. Please revise this risk factor to explain the reasons that you believe the rating agencies may take negative actions against the combined company.

The Merger, page 54

Background of the Merger, page 54

9. Please revise to discuss whether Rockwell Collins considered any strategic alternatives other than evaluating potential merger targets, providing sufficient detail as necessary. If strategic alternatives beyond an acquisition were not considered please explain why.

10. Please expand the second paragraph of this section to explain what criteria the board considered in its "general set of criteria" that yielded the list of 80 companies which served as the starting point in the board's search for a merger partner. Further, quantify the number of companies included on the "short list" of potential targets and the reasons that those companies were selected, and expand the disclosure to explain how the candidates were subsequently evaluated.

11. Please revise the disclosure on page 55 to explain more fully what information was included in the "overview" materials that each party shared with the other.

12. Please revise the discussion of the August 16, 2016 meeting to provide greater specificity with respect to the components of the B/E Aerospace five year plan. Provide a summary of the information that was furnished to the board, counsel and the financial advisors. To the extent material, describe the information provided regarding the Rockwell Collins five-year plan at the August 22, 2016 meeting.

13. Please refer to the second to last paragraph on page 57. Revise your discussion of the B/E Aerospace board's consideration of the initial bid of $58-60 delivered on September 2. Explain what strategic alternatives the board considered, and how the Rockwell Collins bid was considered in comparison to the discussions with Party A and Party B. Explain the board's consideration of whether a bid would result from either of those discussions and the timing of any proposals under consideration.

14. Please refer to the last paragraph on page 57. Disclose the types of potential transaction partners that were proposed to B/E Aerospace by Citigroup and Goldman, Sachs. Quantify the number of potential partners presented, and the reasons that the board determined not to pursue strategic alternatives with other third parties

15. Please further explain the reasons that the B/E Aerospace board rejected Rockwell's September 2 bid on September 7. Refer to the first full paragraph on page 58.

16. Please refer to the third full paragraph on page 58. Please disclose the results of the preliminary valuation perspectives regarding B/E Aerospace that Rockwell Collins senior management presented on September 14, 2016.

17. We note that the due diligence materials furnished to B/E Aerospace on September 30, 2016 included Rockwell Collins' strategic plan and related projections. Please tell us whether the materials provided during due diligence were the same as the projections discussed on pages 89-91 of the joint proxy statement. To the extent that they are not, please revise to disclose these financial projections.

18. Please revise to disclose the results of the additional financial analysis and due diligence that Rockwell Collins performed on B/E Aerospace as reported to the Rockwell Collins Board on October 21, 2016.

B/E Aerospace Board of Directors' Recommendations and its Reasons for the Transaction, page 65

19. Please explain why the third bullet point on page 66, which appears to discuss benefits of the merger that accrue to Rockwell Collins, is a reason why the B/E Aerospace board recommends approving the transaction.

20. Please revise the last bullet point at the bottom pf page 67 to explain what you mean when you discuss "the likely effect" on B/E Aerospace in the absence of the merger.

Opinion of Rockwell Collins' Financial Advisor, page 70

Public Trading Multiples, page 72

21. Please state whether any publicly traded companies with operations and businesses similar to B/E Aerospace were excluded from the analysis and, if so, the reasons for the exclusions.

Transaction Multiples Analysis, page 73

22. In the transaction multiples analysis discussion, explain why the target companies listed in the table on page 73 are analogous to B/E Aerospace. Additionally state whether any transactions involving analogous target companies were excluded from the analysis and, if so, the reasons for the exclusions. Please also revise the Selected Transactions Analysis disclosure on page 84 accordingly.

Discounted Cash Flow Analysis, page 74

23. Please revise your disclosure to explain how J.P. Morgan determined the terminal growth rates.

Miscellaneous, page 76

24. Please quantify any compensation Rockwell Collins or its affiliates paid to J.P. Morgan or its affiliates during the past two years.

Financial Analyses by Financial Co-Advisors, page 82

Certain Financial Projections, page 89

Certain Financial Projections Utilized by the Rockwell Collins Board, page 89

25. Please revise this section to fully describe the key assumptions relied upon by Rockwell Collins' management in the preparation of each of the projections on pages 90 and 91 so that recipients of the proxy statement/prospectus can have a better understanding of the basis for and limitations of these projections.

Certain Financial Projections Utilized by the B/E Aerospace Board, page 91

26. Please fully describe the key assumptions relied upon by B/E Aerospace's management in the preparation of the forecast on page 92.

The Merger Agreement, page 119

Merger Consideration to be Received by B/E Aerospace Stockholders, page 119

27. Please consider including a table illustrating potential merger consideration using a reasonable range of prices of Rockwell Collins common stock with columns indicating the respective exchange ratios and other relevant information.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Richard C. Witzel, Jr.
        Skadden, Arps, Slate,
        Meagher & Flom LLP